December 14, 2018

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 4 to
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2018
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our November
30, 2018 letter.

Preliminary Proxy Statement on Schedule 14A Amended December 6, 2018

Approval of Amendment to Articles of Incorporation, page 11

1. Please expand your response to prior comment 1 to tell us your intentions regarding the nature of the consideration for the pending transactions.
2. We note your disclosure in footnote 1 of the table based on November 13, 2018 information. Please show us how the disclosure throughout the table in this section
      would change if you use more current information. Also tell us how the table reflects the shares of your common stock issuable in connection with the Transfer Agreement mentioned on page 30 of your most recent Form 10-Q.
 Jianhua Wu
Sharing Economy International Inc.
December 14, 2018
Page 2
3. We note your response to prior comment 2. Please tell us and clarify in future filings the nature of the consulting services you received for the shares issued. Include as appropriate the type and duration of services provided. Also, ensure that your future filings state briefly the facts relied upon to make the claimed exemption from registration available.
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                            Sincerely,
FirstName LastNameJianhua Wu
                                                            Division of
Corporation Finance
Comapany NameSharing Economy International Inc.
                                                            Office of
Electronics and Machinery
December 14, 2018 Page 2
cc:       Lawrence Venick
FirstName LastName